

amendment

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-39689

RECEIVED JUL 29 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 190
RECEIVED JUL 29 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SRM SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 CENTURY PARK EAST, SUITE 880
(No. and Street)

LOS ANGELES	**CALIFORNIA**	**90067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL SOLL **310-551-1624**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.
(Name - *if individual, state last, first, middle name*)

11601 WILSHIRE BLVD., SUITE 2300	**LOS ANGELES**	**CALIFORNIA**	**90025**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

10/3/05

OATH OR AFFIRMATION

I, **PAUL SOLL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SRM SECURITIES, INC.** as of **JULY 21, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRM SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2004



Mayer Hoffman McCann P.C.
An Independent CPA Firm

11601 Wilshire Blvd., Suite 2300
Los Angeles, California 90025
310-268-2000 ph
310-268-2001 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

SRM SECURITIES, INC.

We have audited the accompanying statement of financial condition of SRM Securities, Inc. as of December 31, 2004, and the related statement of income, changes in stockholders' equity, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SRM Securities, Inc. as of December 31, 2004, and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the financial statements, an error in the classification of certain liabilities resulting in the understatement of total assets and total liabilities was discovered by management subsequent to January 19, 2005. Accordingly, these financial statements have been restated to correct this error.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Subsequent to January 19, 2005, management discovered an error in the classification of certain liabilities, which resulted in the understatement of aggregate indebtedness and the overstatement of basic net capital in Schedules I and II. Accordingly, the information in Schedules I and II has been restated to correct these errors.

Mayer Hoffman McCann P.C.

Los Angeles, California
January 19, 2005 (except with respect to matters discussed in Note 9 as to which the date is June 2, 2005)

SRM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash - operating accounts	$	12,054
Due from broker		1,367,434
Commissions receivable		6,577
Investment securities - long		382,323
Property and equipment, at cost, less accumulated depreciation		3,642
Other assets		87,953
TOTAL ASSETS	$	1,859,983

LIABILITIES

Bank overdraft - money market	$	825,388
Due to broker		29,970
Investment securities - short		124,830
Accounts payable and accrued expenses		579,102
TOTAL LIABILITIES		1,559,290

STOCKHOLDERS' EQUITY

Common stock, no par value, authorized 20,000 shares, issued and outstanding 3,000 shares		30,000
Retained earnings		270,693
TOTAL STOCKHOLDERS' EQUITY		300,693
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,859,983

See Notes to Financial Statements

SRM SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2004

INCOME		
Commissions	$	1,025,075
Trading gains and losses		201,079
Interest and dividends		31,138
Other income		47,492
TOTAL INCOME		1,304,784
EXPENSES		
Officer's salaries		492,000
Employee compensation		153,173
Insurance		115,680
Rent		118,282
Commissions		93,051
News and quotations service		59,937
Payroll taxes		38,752
Office supplies		35,153
Reserve		30,000
Parking		19,395
Travel		19,001
Telephone and office utilities		16,494
Other commissions and fees expenses		14,088
Automobile expense		12,290
Taxes & Licenses		10,597
Other operating expenses		32,053
TOTAL EXPENSES		1,259,946
INCOME BEFORE INCOME TAXES		44,838
INCOME TAX EXPENSE		13,815
NET INCOME	$	31,023

See Notes to Financial Statements

SRM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2004

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2003	$ 30,000	$ 239,670	$ 269,670
Net income	-	31,023	31,023
Balance, December 31, 2004	$ 30,000	$ 270,693	$ 300,693

SRM SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	31,023
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization		1,707
Forgiveness of debt of note payable to clearing broker		(87,500)
Decrease (increase) in operating assets:		
Due from broker		(51,359)
Commissions receivable		(6,577)
Trading securities		(165,126)
Other assets		(3,372)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(68,511)
NET CASH FLOWS FROM OPERATING ACTIVITIES		(349,715)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft - money market		376,802
NET CASH FLOWS FROM FINANCING ACTIVITIES		376,802
NET CHANGES IN CASH AND CASH EQUIVALENTS		27,087
BANK OVERDRAFT, BEGINNING OF YEAR		(15,033)
CASH, END OF YEAR	$	12,054
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for taxes	$	6,315

See Notes to Financial Statements

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations - SRM Securities, Inc. (the Company) is engaged in a single line of business as a securities broker dealer which comprises several classes of services, including principal transactions, agency transactions, and investment advisory. The Company produces revenue by clearing those transactions on behalf of their customers through a clearing broker/dealer and charging commissions for those services. The Company was incorporated in California on April 29, 1983 as a C corporation. The Company's customers are primarily individuals located throughout Southern California.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Securities transactions - Securities transactions, commission revenue and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as due from broker.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as investment securities. Investment securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings. Unrealized loss of $4,787 was included in operations for the year ended December 31, 2004.

Concentrations of credit risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances and the Due From Broker Account. The Company places its cash and cash equivalents and the Due From Broker Account with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $100,000 or the Securities Investor Protection Corporation (SIPC) limit of $500,000.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies (Continued)

Off-balance sheet risk - The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, receipt and delivery of securities relative to customer transactions. All customers' securities transactions are fully disclosed by the Company to its clearing broker/dealer. Off-balance sheet risk exists due to the possibility that the customers may fail to meet their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper execution of customers' transactions by the clearing broker/dealer.

Property, equipment and depreciation - Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed primarily using the straight-line and declining balance methods over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Office equipment	5 - 7 Years

Leasehold improvements are amortized on the straight-line method over the term of the lease or estimated useful life, whichever is shorter.

Expenditures for maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized.

Impairment of long-lived assets - The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived assets to the estimated fair value. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies (Continued)

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes payable are included in accounts payable and accrued expenses for the year ended December 31, 2004.

Deferred tax assets or liabilities reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Current		
Federal	$	7,488
California		4,396
	$	11,884
Deferred		
Federal	$	1,198
California		733
	$	1,931

Recent Accounting Pronouncements – In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was amended in June 1999 by SFAS No. 137 "Accounting for Derivative Instrument and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," and in June 2000 by SFAS No. 138 for "Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value with changes from fair value reflected in earnings. The Company has adopted the provisions of SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138. The effect of the adoption was immaterial to the financial statements.

In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R), an interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46R establishes accounting guidance for consolidation of a variable interest entity (VIE), formerly referred to as special purpose entities. FIN 46R applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a VIE. FIN 46R provides guidance for determining when an entity (the "Primary Beneficiary") should consolidate another entity, a VIE, that functions to support the activities of the Primary Beneficiary.

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies (Continued)

The consolidation requirements of FIN No. 46R are applicable immediately for VIEs created subsequent to December 31, 2003. The consolidation requirements for VIEs existing prior to December 31, 2003, are required by the beginning of the first annual fiscal year beginning after December 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003 regardless of when the VIE was established. The Company has adopted the disclosure provisions which did not have a material effect on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which is a revision of SFAS No. 123 and addresses the accounting for stock-based payment transactions. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for public companies other than small business issuers as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123R offers us alternative methods of adoption of this standard. At the present time, we have not yet determined which alternative method we will use and the resulting impact on our financial position or results of operations.

(2) Property and equipment

Cost		
Office equipment	$	251,901
Leasehold improvements		29,837
Total cost		281,738
Accumulated depreciation		(278,096)
Net property and equipment	$	3,642

Depreciation expense charged to operations was $1,707 for the year ended December 31, 2004.

(3) Note payable to clearing broker/dealer

In October 2002, the Company changed its clearing broker-dealer. As an incentive to change brokers, the new clearing broker-dealer extended the Company a loan of $175,000 that, by the terms of the agreement, was forgiven by the clearing broker-dealer over a two-year period.

The loan was payable in two equal annual installments of $87,500 plus accrued interest on September 30, 2003 and 2004. Interest was being accrued at 8% per annum on the unpaid principal balance. As of September 30, 2004, the Company and the clearing broker-dealer maintained the clearing agreement. Therefore, the second installment of $87,500, plus accrued interest of $7,000, has been forgiven by the clearing broker/dealer. These amounts are recorded as an offset to commissions expenses and interest expense on the accompanying Statement of Income.

(4) Profit sharing plan

The Company has a qualified, discretionary profit sharing plan in effect for eligible employees. The plan covers full-time employees who have reached 21 years of age and have completed a minimum of 12 months of service. The plan provides for discretionary contributions determined annually by the Board of Directors. No profit sharing expense was charged to operations for the year ended December 31, 2004.

(5) Related party transactions

The Company shares office space with and provides certain administrative functions to an affiliated company related by common ownership. Administrative expenses charged to this affiliated company were $46,000 for the year ended December 31, 2004. These amounts are recorded as other income on the accompanying Statement of Income.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $102,424 which was $2,424 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2004 was 14.0 to 1.

(7) Operating Leases

The Company leases its office space under a non-cancelable operating lease expiring on December 31, 2005 and is committed to minimum future rental payments approximating $114,809 in 2005. The lease requires payment of certain additional expenses including repairs, maintenance, taxes and other operating expenses. Rent expense charged to operations was $118,282 for the year ended December 31, 2004.

(8) Commitments and Contingencies

Buy/sell agreement - Under terms of the Shareholders' Agreement, each shareholder is entitled to the first right of refusal to purchase shares of the company upon the occurrence of disability, termination, death and certain other events related to other shareholders at an amount based on a mutually-agreed value or arbitration process.

(9) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(10) Restatement

The accompanying financial statements have been restated to correct an error in the classification of trading securities – short which were improperly netted against trading securities – long. The effect of the restatement was an increase in total assets and total liabilities by $124,830. The error had no effect on net income at December 31, 2004.

SUPPLEMENTARY INFORMATION

SRM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

SCHEDULE I

NET CAPITAL	
Total stockholders' equity	$ 300,693
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	300,693
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits - deferred income taxes payable	1,931
Total capital and allowable subordinated borrowings	302,624
Deductions and/or charges:	
Non-allowable assets	
Fixed assets (net)	3,642
Other assets	87,953
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/ proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	211,029
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	83,867
Undue concentrations	24,738
NET CAPITAL	$ 102,424

SRM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

SCHEDULE I

		2004
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Total accrued liabilities	$	1,434,460
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	1,434,460
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital at 1500%	$	2,424
Excess net capital at 1000%	$	(41,022)
Ratio: aggregate indebtedness to net capital		14.0 to 1

SRM SECURITIES, INC.

RECONCILIATION COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

SCHEDULE II

RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS Report	$	1,559,290
Net audit adjustments		
Short positions included by company in aggregate indebtedness		(124,830)
AGGREGATE INDEBTEDNESS PER ABOVE	$	1,434,460
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	127,012
Net audit adjustments		
Additional haircuts on security		(26,519)
Other allowable credit for deferred income taxes payable		1,931
NET CAPITAL PER ABOVE	$	102,424

SRM SECURITIES, INC.

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES ACT OF 1934

December 31, 2004

STATEMENT PURSUANT TO 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

As more fully described in Note 9 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(ii) of the rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

11601 Wilshire Blvd., Suite 2300
Los Angeles, California 90025
310-268-2000 ph
310-268-2001 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of

SRM SECURITIES, INC.

In planning and performing our audit of the financial statements and supplemental schedule of SRM Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Los Angeles, California
January 19, 2005

SRM SECURITIES, INC.

SCHEDULES NOT INCLUDED IN AUDIT PACKAGE

December 31, 2004

The following schedules are not applicable to SRM Securities, Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of General Creditors -

   SRM Securities, Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

3. Information Relating to Possession or Control Requirements under Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the possession or control requirements under Rule 15c3-3(K)(2)(ii).

4. A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation -

   SRM Securities, Inc. has no subsidiaries; therefore, no consolidation is necessary.

5. Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts -

   SRM Securities, Inc. has no commodity future accounts.